SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

CHANTICLEER HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15930P305
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P305	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: ROBERT B. PRAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.

NUMBER OF	5	SOLE VOTING POWER: 267,000
SHARES
BENEFICIALLY	6	SHARED VOTING POWER: 31,200
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 267,000
REPORTING
PERSON WITH:	8	SHARED DISPOSITIVE POWER: 31,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
298,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%

12	TYPE OF REPORTING PERSON*: IN

CUSIP No. 15930P305	13G	Page 3 of 5 Pages

ITEM 1(a). NAME OF ISSUER:

CHANTICLEER HOLDINGS, INC.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11220 Elm Lane, Suite 203, Charlotte, NC  28277

ITEM 2(a). NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of the following person (the “Reporting Person”):

ROBERT B. PRAG

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Person filing this Schedule 13G is:

2455 El Amigo Road, Del Mar, CA 92014

ITEM 2(c). CITIZENSHIP:

United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

15930P305

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:

Not applicable.

CUSIP No. 15930P305	13G	Page 4 of 5 Pages

ITEM 4. OWNERSHIP:

Robert B. Prag is the record holder of the following securities of Chanticleer Holdings, Inc. (“Issuer”): (i) 152,000 shares of common stock; (ii) 152,000 Class A Warrants entitling it to purchase 152,000 shares of common stock for $2.75 per share (“Class A Warrants”); and (iii) 152,000 Class B Warrants entitling it to purchase 152,000 shares of common stock for $3.50 per share (“Class B Warrants”).  The exercise of the Class A Warrants and Class B Warrants is limited to that number of shares that, when aggregated with the holder’s existing ownership of Issuer common stock, would result in such holder, together with related persons or entities, owning no more than 9.9% of Issuer’s issued and outstanding common stock (the “Exercise Restriction”).

Mr. Prag is the trustee of the Del Mar Consulting Group, Inc. Retirement Plan Trust (the “Trust”), which Trust is the record holder of the following securities of Issuer: (i) 31,200 shares of common stock; (ii) 28,000 Class A Warrants; and (iii) 28,000 Class B Warrants.

(a)	Mr. Prag beneficially owns 298,200 shares of Issuer common stock. The foregoing beneficial ownership would be higher but for the Exercise Restriction.

(b)	The shares held constitute 9.9% of the Issuer’s issued and outstanding common stock.

(c)
Mr. Prag has sole voting power and sole dispositive power with respect to 267,000 shares of Issuer common stock that are the subject of this filing, and shared voting power and shared dispositive power with respect to 31,200 shares of Issuer common stock that are the subject of this filing.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 15930P305	13G	Page 5 of 5 Pages

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 10, 2011

/s/ Robert B. Prag
Robert B. Prag